

April 20, 2012

Via E-mail
Mr. Derica W. Rice
Executive Vice President, Global Services,
and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: **Eli Lilly and Company**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 24, 2012
        File No. 001-06351

Dear Mr. Rice:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Risk Factors

Worsening economic conditions could adversely affect our business and operating results, page 13

1. You state "We have experienced delays in repayment from national health care systems in certain countries, including but not limited to regions within Spain and Italy." Please tell us the following information:
    - The amount of sales in 2011 and accounts receivable as of December 31, 2011 by country from Italy, Spain, Portugal and Greece and separately by amounts from/funded by each country's government;
    - The amount past due from each of those countries and the number days of past due and separately by amounts from/funded by each country's government; and
    - The amount of allowance for doubtful accounts recognized at December 31, 2011 related to these countries and why you believe the amount to be adequate.

<u>We are increasingly dependent on information technology systems and infrastructure, page 13</u>

2. You disclose that you rely to a large extent on sophisticated information technology systems and infrastructure. You also disclose that the size and complexity of these systems make them potentially vulnerable to breakdown, malicious intrusion, and random attack. Likewise, confidentiality or data privacy breaches by employees or others with permitted access to your systems may pose a risk that trade secrets, personal information, or other sensitive data may be exposed to unauthorized persons or to the public. Please tell us whether you have experienced any of the above events, attacks or breaches and management's view of the potential impact of any such attacks on your operations, expenses and risks.   Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comment one. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comment two. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant